August 2, 2007

Petie Parnell Maguire
President
Good Earth Land Sales Company
200 Central Avenue, Suite 2200
St. Petersburg, Florida 33701

Re: Good Earth Land Sales Company
Amendment No. 4 to Form SB-2
Filed on July 10, 2007
File No. 333-139220

Dear Ms. Maguire:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Distribution, page 9

1.   In the first paragraph on page 10, you state that "[e]ach selling security holder that sells shares in a privately negotiated transaction will furnish the purchaser of the shares a copy of this prospectus." Please revise to disclose the basis for this statement.

2.   In the fourth full paragraph on page 10, you state that the selling security holders may not sell their common shares in reliance on Rule 144 under the Securities Act of 1933. In light of the fact that you no longer identify your selling security holders as underwriters, please revise to disclose why selling security holders may not rely on Rule 144.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Diane Harrison, Esq.